UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
Commission File Number 001-34609
CHINA HYDROELECTRIC CORPORATION
(Exact name of registrant as specified in its charter)
  25B, New Poly Plaza, No. 1 North Chaoyangmen Street
Dongcheng District, Beijing
People’s Republic of China 100010
Tel: (86-10) 6492-8483

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:          ☑ Form 20-F          ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      N/A

CHINA HYDROELECTRIC CORPORATION
FORM 6-K
China Hydroelectric Corporation is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Press release dated April 16, 2010

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA HYDROELECTRIC CORPORATION
By:	/s/ John Kuhns
John Kuhns, Chairman and Chief Executive Officer

Date: April 16, 2010

Exhibit 99.1
China Hydroelectric Corporation Provides Update on Earnings Release Dates
NEW YORK, April 16, 2010 — China Hydroelectric Corporation (NYSE: CHC, CHC-WS) (“China Hydroelectric” or the “Company”), a consolidator, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced that although as a foreign private issuer the Company is not required to report its year end results until June 30 of the following year, the Company expects to report its 2009 year end results during the middle of May and, in subsequent years, expects to report year end results by March 31 as if it were a domestic issuer.  Furthermore, the Company expects to report its quarterly results as if it were a domestic issuer. Accordingly, the Company expects to report its results for the quarter ended March 31, 2010 during the middle of May, and are expected to be released at the same time as the Company’s results for the year ended December 31, 2009.
“We are pleased to announce that China Hydroelectric Corporation has voluntarily elected to become a quarterly filer of its financial results,” said Chairman & CEO John D. Kuhns of China Hydroelectric Corporation. “We believe that reporting our financials on a quarterly basis will provide investors with greater insight and transparency into our operations and we look forward to discussing our 2009 year end and first quarter 2010 results next month.”
About China Hydroelectric Corporation
China Hydroelectric Corporation (“CHC” or the “Company”) is a consolidator, developer and operator of small hydroelectric power projects in the People’s Republic of China. Led by an international management team, the Company’s primary business is to identify and evaluate acquisition and development opportunities and acquire, and in some cases construct, small hydroelectric power plants in China. China produces approximately 22% of its total energy from hydroelectric energy. The Company currently owns twelve operating hydropower projects in China with total installed capacity of 377 MW. These projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. In addition, CHC recently expanded operations through the acquisition, pending government approval, of development rights to a 1,000 MW pumped storage hydropower plant in Henan.
For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com .
Cautionary Note Regarding Forward-looking Statements:
Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to our business strategies and plan of operations, our ability to acquire hydroelectric assets, our capital expenditure and funding plans, our operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on our current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, our relationship with and other conditions affecting the power grids we service, our production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of our cost-control measures, our liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting our operations that are set forth in our Prospectus dated January 25, 2010 and filed with the Securities and Exchange Commission (the “SEC”) and in our future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For more information, please contact:
Company:
Mary Fellows, EVP and Secretary
China Hydroelectric Corporation
Phone: +1-860-435-7000
Email: mfellows@chinahydroelectric.com
Investor Relations:
Scott Powell
HC International, Inc.
Phone: +1-917-721-9480
Email: scott.powell@hcinternational.net